UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Yucheng Technologies Limited

(Name of Issuer)

Common Stock

(Title of Class of Securities)

G98777108

(CUSIP Number)

Shuo Zeng	Andrew D. Hudders, Esq.
Yucheng Technologies Limited	Graubard Miller
3rd Floor – Tower B	The Chrysler Building
Beijing Financial Trust Building	405 Lexington Avenue 19th Floor
5 Anding Road, Chaoyang District	New York, New York 10016
Beijing, China 100002	(212) 816-8614

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98777108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Zeng, Shuo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Peoples Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 816,360

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 816,360

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 816,360

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G98777108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elite Concord International Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 816,360

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 816,360

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 816,360

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the ordinary common shares, no par value (the “Common Stock”), of Yucheng Technologies Limited, a British Virgin Islands company (the “Issuer”).  The principal executive office of the Issuer is 3rd Floor — Tower B, Beijing Financial Trust Building, 5 Anding Road, Chaoyang District, Beijing, China  100024.

Item 2.	Identity and Background

(a)                                  Zeng Shuo, for himself and on behalf of his personal holding company, the record owner, Elite Concord International Limited, a BVI company, of which he is a shareholder, director and officer.

(b)                                 The Reporting Persons are an individual and a company.  The Reporting Persons’ business address is 3rd Floor — Tower B, Beijing Financial Trust Building, 5 Anding Road, Chaoyang District, Beijing, China  100024.

(c)                                  The Reporting Person is the Chief Executive Officer and a director of the Issuer.  The corporate Reporting Person is a personal holding company of which the individual Reporting Person has voting and dispositive control.

(d)                                 During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                  The individual Reporting Person is a citizen of the Peoples Republic of China.  The corporate Reporting Person is a corporation formed under the laws of the British Virgin Islands.

Item 3.                           Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of the Issuer pursuant to a Stock Purchase Agreement under which all the shares of Ahead Billion Venture Limited (“Ahead Billion”) and Port Wing Development Company Limited (“Port Wing”), British Virgin Islands companies, of which the corporate Reporting Person was a stockholder, were exchanged for shares of the Issuer.  The exchange was consummated on November 24, 2006.  The corporate Reporting Person surrendered all of its shares in exchange for 816,360 shares of Common Stock and a cash payment.  The shares are held through a corporation over which the individual Reporting Person has voting and dispositive authority.

Under the terms of the Stock Purchase Agreement, the individual Reporting Person became the Chief Executive Officer and a director of the Issuer.

In connection with the exchange transaction, the individual Reporting Person and the other two senior executives of the Issuer entered into employment agreements with the Issuer and a voting agreement with the Issuer.  Under the voting agreement the parties agree that for three years after November 24, 2006, they will vote or cause to be voted all of their shares of Common Stock for six directors nominated by the selling stockholders of Ahead Billion and Port Wing and three directors nominated by Mr. Chih Cheung, the non-executive chairman of the board and Mr. James Li, a director of the Issuer.  Currently, there are seven directors.

Item 4.                    Purpose of Transaction

The Reporting Persons obtained the Common Stock for investment purposes.  The Reporting Persons disclaim any membership in a group relating to the Issuer except with respect to the potential for shared voting authority under the voting arrangements described above in Item 3.

At the date of this Statement, the Reporting Persons, except as set forth in this Statement, for the terms of the Voting Agreement discussed in Item 3 above, and consistent with the individual Reporting Person’s position as a director and management of the Issuer, does not have any plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Persons may, depending upon prevailing market prices or conditions, decide to increase or decrease its position in the Issuer through open market or privately negotiated transactions with third parties:

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)            Any action similar to any of those actions enumerated above.

Item 5.                    Interest in Securities of the Issuer.

As of November 24, 2006, the Reporting Persons beneficially owned 816,360 shares of the Issuer’s Common Stock (the “Shares”) representing approximately 8.6% of the shares of the Issuer’s Common Stock issued and outstanding as of such date.

Transactions by the Reporting Persons in the Issuer’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3 above for a discussion of the voting agreement under which the Reporting Persons may have the right to vote shares of common stock held by various shareholders of the common stock of the Issuer.

Item 7.                    Material to be Filed as Exhibits.

Voting Agreement dated November 24, 2006.  Incorporated by reference from Registration Statement 333-132814, Item 10.21.

Joint Filing Agreement, dated November 24, 2006.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2006

/s/ Zeng Shuo
Zeng Shuo, individually and for Elite Concord
International Limited

JOINT FILING AGREEMENT

Agreement, dated as of November 24, 2006, between Elite Concord International Limited and Zeng Shuo (collectively, the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in ordinary shares Yucheng Technologies Limited beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (“Schedule 13D”) by each of the above-named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

ELITE CONCORD INTERNATIONAL LIMITED

By:	/s/ Zeng Shuo
Name:	Zeng Shuo
Title:	Director

/s/ Zeng Shuo
Zeng Shuo, Individually